Exhibit 10.1

COMPENSATORY AGREEMENT WITH EXECUTIVE DATED JULY 16, 2009

July 16, 2009

Mr. Joseph J. MarcAurele
130 Fox Run
East Greenwich, RI  02818

Dear Joe,

I am very pleased to offer you a key executive position on the Washington Trust management team.  This letter will confirm the terms of our employment offer.

I.  Title and Position Summary
Upon hire, you will be named President and Chief Operating Officer of The Washington Trust Company and, shortly thereafter, of Washington Trust Bancorp, Inc.  You will be responsible for managing all line functions (commercial lending, wealth management, retail lending, and retail banking), as well as the supporting functions of Marketing, Operations, and Technology.  This position will allow you to familiarize yourself with the Bank and its team.

In addition, you will be elected to the Board of Directors of The Washington Trust Company and Washington Trust Bancorp, Inc. at the earliest date possible.

Following my retirement at the end of April 2010, you will be appointed President and Chief Executive Officer, assuming you have performed to the expectations of the Board of Directors.

II.  Salary
Your annual salary will be $400,000.  Once you are appointed President and Chief Executive Officer, your annual salary will be increased to $450,000.

III.  One-Time Signing Bonus and Equity Grant
In recognition that you are forfeiting bonus and equity compensation with your current employer to join Washington Trust, we have agreed to provide a one-time signing bonus of $100,000 to be paid at the end of January 2010.

On your first date of employment, you will be granted 7,000 Restricted Stock Units of Washington Trust Bancorp, Inc.  You will also be granted a Nonqualified Stock Option to acquire 21,000 shares of Washington Trust Bancorp, Inc. common stock at an exercise price equal to the fair market value on the date of grant.  Both grants will become vested on the five year anniversary of your first date of employment.

IV.  Annual Performance Plan
You will be eligible to participate in the Annual Performance Plan beginning in 2010 (payable in early 2011).  Your target bonus payment will be 45% of base salary earnings.  Plan payments are based on corporate performance (Return on Equity, Net Income, and Earnings per Share) and an assessment of your individual performance.  The allocation to corporate performance and individual performance is 70% and 30%, respectively.

V.  Equity Compensation
You will be eligible for equity grants in such number, at such times, and on such terms as may be approved by the Compensation Committee of the Board of Directors, in its sole discretion.  These grants typically occur annually, and at the CEO level, have a target value of 45% of salary modified for your individual performance.  Grants may be subject to time-based or performance-based vesting, or a combination thereof, at the discretion of the Compensation Committee.

VI.  Welfare Benefits
You will be eligible for benefits under The Washington Trust Company Welfare Benefit Plan on the first day of the month following or coinciding with your first date of employment.  This comprehensive benefit plan features medical, dental, life and long-term disability insurance, as well as medical reimbursement and dependent care reimbursement accounts.

Our group long-term disability insurance policy is limited to $250,000 of covered salary.  We will attempt to purchase a supplemental policy so that your salary will be fully covered.  This insurance policy may be subject to medical underwriting and approval of the insurer, which we cannot control.  Alternatively, if you have an existing private long-term disability insurance policy, we can reimburse you for the amount attributable to your coverage shortfall.

Our group life insurance policy provides a benefit of up to two-times salary, subject to a maximum coverage amount of $520,000.  To the extent the Bank can purchase a bank-owned life insurance policy, we may be able to offer additional coverage through a split-dollar arrangement.

VII.  Retirement Plans
You will be eligible to participate in The Washington Trust Company 401(k) Plan effective on the first day of the quarter following or coinciding with your three-month anniversary.  Under this Plan, you may contribute up to 25% of salary earnings, subject to an IRS dollar limit ($16,500 in 2009).  If you defer at least 5% of salary earnings, the Bank will make a matching contribution of 3%.  In addition, you are eligible for a non-elective employer contribution of 4% of salary earnings, regardless of whether you choose to contribute to the Plan.

You are also eligible to participate in The Washington Trust Company Nonqualified Deferred Compensation Plan (“Nonqualified Plan”). This “401(k) mirror plan” accomplishes the following goals:

▪	Compensation Deferral: Allows you to defer up to 25% of salary and 100% of bonus to provide supplemental retirement and tax benefits.

▪
Restoration of Benefits Lost due to Qualified Plan Limits:  Provides for payments of certain amounts that would have been contributed by the Bank under the 401(k) Plan (“excess employer contributions”), but for the deferral under the Nonqualified Plan and/or IRS limitations on annual compensation under qualified plans.  Excess employer contributions would include matching contributions as well as the 4% non-elective contribution.

▪
Supplemental Executive Retirement Benefits:  The Bank will make an additional annual contribution of 5% of your salary earnings to supplement your retirement benefit.  Assuming that you qualify for the full employer match, this will bring your total employer retirement plan contribution to 12% of salary (3% match; 4% non-elective contribution; and 5% supplemental contribution).

Employee and employer contributions to the Nonqualified Plan are credited with earnings/losses based on your selection of investment measurement options (publicly-traded mutual funds).  Plan balances are protected under a rabbi trust agreement.

Employer contributions under both the qualified 401(k) Plan and the Nonqualified Plan will become vested after two years of service.

VIII.  Change in Control Agreement
You will enter into a Change in Control Agreement that, upon a change in control event, will provide three years of salary; bonus payment (based on the average bonus paid within the previous three years); and medical and dental benefit continuation.  Benefits may be reduced to ensure that they do not exceed Section 280G limits, and therefore result in excise tax under Section 4999.

IX.  Miscellaneous
▪
You will be granted a car allowance of $800 per month that includes mileage.  This payment is reported as income and subject to applicable taxes.  In determining your taxable income, we may deduct actual business miles at the standard mileage rate.

▪	You will be reimbursed up to $10,000 annually for social club membership for the purpose of meeting with clients. This reimbursement is reported as income and subject to applicable taxes.

This offer of employment is subject to the successful completion of a criminal background check.  While we hope that your employment relationship with the Bank will be rewarding and long-term, we recognize that either party is free to terminate this relationship at will in the future.

Please confirm your acceptance in writing by signing the enclosed copy and returning it to my attention.  On behalf of the Nominating Committee and the entire Board, we are pleased to welcome you aboard!  We look forward to your contribution to the future success of the organization.

Sincerely,

/s/ John C. Warren
John C. Warren
Chairman & Chief Executive Officer

I accept the terms of the above offer.

/s/ Joseph J. MarcAurele	7/17/2009
Joseph J. MarcAurele	Date